Exhibit 99.4

Points International Ltd.
Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereon) for the three and nine months ended September 30, 2010 and the Corporations’ Press Release dated November 3, 2010 announcing its third quarter 2010 financial results. Further information, including Points’ Annual Information Form (“AIF”) and Form 20-F for the year ended December 31, 2009, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated November 3, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s third quarter 2010 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 20-F, and Annual Management’s Discussion and Analysis.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Points International Ltd.
Management Discussion and Analysis

RECENT BUSINESS DEVELOPMENTS

Partner Updates

1)	Points partners with Alitalia
On July 26, 2010, Points partnered with Alitalia’s frequent flyer program MileMiglia to offer Loyalty Currency Services to its members. Frequent flyer members will have the option to Buy MileMiglia miles, Transfer miles from one member to another, and Gift miles to other members via Points’ industry-leading miles and points purchase platform. The Corporation will take a lead role in the operation, marketing and commercial transaction support for the Alitalia service.

2)	Points Expands to Middle East with Qatar Airways Partnership
On September 27, 2010, Points expanded its international offerings to include Qatar Airways Privilege Club frequent flyer program in its Points.com Partner Network. During the initial phase of the partnership, Points.com integrated Buy, Gift and Transfer Qmiles functionality on www.qmiles.com. Privilege Club members will have the option to Buy Qmiles for themselves, Transfer Qmiles from one member to another, or Gift Qmiles to other members via the Corporation’s industry-leading platform. The partnership will expand to include a roll out on the Consumer Hub at www.points.com.

3)	JetBlue Airways' TrueBlue Program Newest Trading Partner on Points.com
On September 8, 2010, Points expanded its partnership with JetBlue Airways to provide TrueBlue members the flexibility to trade points between other participating programs and users on Points.com. This expands JetBlue's existing relationship with Points.com which originated in 2008. Points.com provides TrueBlue members with the ability to Buy points via the Corporation’s industry-leading points and miles purchase platform and powers the online earn mall, ShopTrue.

4)	Points.com Expands Partnership with Continental Airlines
Points expanded its relationship with Continental Airlines OnePass® frequent flyer program to let members exchange miles into other loyalty accounts and redeem points for leading retailers, flights and services. This expands Continental's existing relationship with Points.com that started in 2009. Previously, Points only gave OnePass® members the ability to trade miles with other users via the Corporation’s industry-leading miles and points management platform.

Project ePoch

1)	Upgrade of Technology Platform
A major focus of the Company’s investment strategy for 2010 is to continue to substantially enhance its technology platform. Development of the platform began in 2009 with the objective of enabling Points to deliver enhanced services and functionality and significantly improving operational efficiencies, including reducing the time and effort to integrate new partners. The technology has expanded functionality to an initial set of Points’ loyalty program partners and Management expects to upgrade the remaining partners by the end of the first quarter of 2011.

2)	Redesign and Rebrand of the Consumer Hub at www.points.com
On July 28, 2010 Points launched the reengineered Consumer Hub at www.points.com. The new Points.com has been reengineered with a focus on providing an interactive destination for millions of consumers to manage multiple loyalty programs in a more informed, and streamlined manner. The new site is focused on making it simple to earn, track and use miles and points in almost any program with "get," "move," "redeem" and "earn" functionality. In addition, a stream of real-time, individualized content geared at increasing user awareness will help users maximize their participation in multiple loyalty programs. The new site also includes a Universal balance tracker that allows users to track points and miles from more than 100 programs, including the more than 60 directly integrated partners within the loyalty space.

Points International Ltd.
Management Discussion and Analysis

Corporate Initiatives

1)	Capital Structure Reorganization
On October 26th, 2010, shareholders of the Corporation voted to authorize the Board of Directors to: (i) consolidate the Company’s common shares through a reverse stock split in the range of one-for-eight to one-for-twelve; and (ii) amend the Company’s incentive stock option plan to increase the maximum number of pre-consolidation common shares that may be issued by an additional 4.5 million. The Share Consolidation plan and Option Plan Amendment are each to be implemented at the discretion of the Company’s Board of Directors, if at all, at any time prior to

October 26, 2011.

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue includes loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with Emerging Issues Committee (“EIC”) 123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

USE OF NON-GAAP TERMS

The Corporation’s financial statements are prepared in accordance with Canadian GAAP. Management uses GAAP and non-GAAP measures to better assess the Corporation’s underlying performance and provides this additional information in this

MD&A so that readers may do the same.

Gross Margin

Management recognizes that total revenues less direct cost of principal revenue, hereafter referred to by management as gross margin, is a non-GAAP financial measure which does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management is driving a shift in the Corporation’s revenue mix toward principal relationships with higher gross margins that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Points International Ltd.
Management Discussion and Analysis

Gross Margin Information	For the three months ended			For the nine months ended
	September	June 30,	September	September 30,	September
(In thousands of US dollars)	30, 2010	2010	30, 2009	2010	30, 2009
Total revenue	$23,509	$21,663	$20,732	$68,674	$63,202
Direct cost of principal revenue	18,300	17,356	16,975	54,943	52,527
Gross margin	$5,209	$4,307	$3,757	$13,731	$10,675
Gross margin %	22%	20%	18%	20%	17%

Direct cost of principal revenue consists of the directly variable and attributable costs incurred for revenues earned. Those are cost of miles paid to partners for miles transacted, and credit card processing fees. Direct costs will continue to scale with the number and size of loyalty programs contracted under the principal model and with the growth of existing products.

Gross margin of $5,209 for the third quarter of 2010 increased $902 over the second quarter of 2010. Higher margins were achieved through performance related per mile cost reductions and a shift in revenue mix towards principal relationships with higher margins. The launch of new principal partnerships during the second and third quarter, such as Alitalia, Qatar Airways, Virgin America, and La Quinta, also contributed to increased margins.

Gross margin for the third quarter of 2010 increased $1,452 or 39% from the third quarter of 2009. On a year to date basis, gross margin of $13,731 for the period ended September 30, 2010 increased by $3,056, or 29%, from the comparable prior year period. The Corporation has been able to achieve higher gross margins over 2009 levels despite the repatriation of the Delta Air Lines Buy, Gift, and Transfer products effective October 1st, 2009. Increased gross margins over the prior year periods were driven by aggressive promotional efforts in 2010, the restructured relationship with US Airways, and the additions of new partnerships launched under the principal model in 2010 and the second half of 2009.

Earnings (Loss) Before Interest, Taxes, Depreciation, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management defines EBITDA as earnings (loss) before interest, taxes, depreciation, amortization, foreign exchange, impairment and restructuring. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee bonuses are based on achieving an EBITDA target approved by the Board of Directors.

Points International Ltd.
Management Discussion and Analysis

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Operating income (loss)	$1,083	$98	$(390)	$1,314	$(1,717)
Amortization	158	152	200	445	550
Foreign exchange gain	(77)	(13)	(70)	(112)	(239)
Restructuring charges	-	-	332	-	332
EBITDA	$1,164	$237	$72	$1,647	$(1,074)

For the third quarter ended September 30, 2010, EBITDA was $1,164, an increase of $927 over the second quarter of 2010. The increase over the second quarter of 2010 was due to increased gross margins while maintaining ongoing operating expense levels.

EBITDA for the quarter ended September 30, 2010 increased $1,092 over the prior year quarter. On a year to date basis, EBITDA for the nine months ended September 30, 2010 was $1,647, an increase of $2,721 over the nine months ended September 30, 2009. The Corporation has been successful in achieving operational efficiencies from its existing cost base while continuing to launch additional partnerships under the principal model and aggressively promote its suite of Loyalty Currency Services. Increases to gross margins have been accretive to EBITDA in 2010 as ongoing operating expenses have been maintained near 2009 levels through realized operational cost savings.

SELECTED FINANCIAL INFORMATION

The following information is provided to give context to the broader comments elsewhere in this MD&A.

	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Revenue	$23,509	$21,663	$20,732	$68,674	$63,202
Gross margin	5,209	4,307	3,757	13,731	10,675
Income (loss) before income taxes	1,081	92	(362)	1,291	(1,713)
EBITDA	1,164	237	72	1,647	(1,074)
Ongoing operating expenses	4,045	4,070	3,685	12,084	11,749
Net income (loss)	$1,081	$92	$(265)	1,633	$(1,835)
Earnings (loss) per share
Basic	$0.01	$0.00	$(0.00)	0.01	$(0.01)
Diluted	$0.01	$0.00	$(0.00)	0.01	$(0.01)
Weighted average shares outstanding
Basic	149,826,797	149,821,367	149,820,940	149,823,056	149,820,940
Diluted	150,501,927	150,421,819	149,829,940	150,520,765	149,820,940
Total assets	$44,383	$43,315	$43,754	$44,383	$43,754
Shareholders’ equity	$15,117	$13,739	$10,849	$15,117	$10,849

BUSINESS CONDITIONS

In the fourth quarter of 2008, the global recession placed significant pressure on the travel and loyalty program industries leading to a softening in the purchase of miles and points through the second quarter of 2009. Since then, Points’ Loyalty Currency Services have responded to its partners interest in boosting awareness and overall marketing activity resulting in record levels of points and miles transacted in the fourth quarter of 2009. This momentum has continued into 2010.

Points International Ltd.
Management Discussion and Analysis

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services. Fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners and, to a lesser extent, seasonality. Historically, the Corporation has experienced slightly higher activity in November and December as redemption levels increase during the holiday season.

Total points and miles transacted in the third quarter of 2010 increased 7% over the prior year period and decreased 6% from levels achieved in the second quarter of 2010. For the nine months ended September 30, 2010, total points and miles transacted increased 24% over the comparable prior year period. Transactional levels in 2010 have rebounded from the softening in demand for the Corporation’s goods and services experienced in the first half of 2009, building on the record quarterly levels of points and miles transacted in the fourth quarter of 2009. Aggressive marketing efforts and the launch of Air France-KLM in the third quarter of 2009 and Alitalia, UK Airmiles, Virgin America, and Qatar in 2010 have also contributed to the improvement over prior year periods.

Management anticipates total transactional activity for the remainder of 2010 to improve on 2009 results through organic growth in existing partnerships and through effective marketing efforts. The Corporation’s marketing plan for 2010 incorporates similar promotional activity patterns as 2009 to maximize the marketing efforts and resources of the Corporation.

RESULTS OF OPERATIONS

Revenue
	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Principal revenue	$22,038	$20,063	$18,886	$63,938	$57,886
Other partner revenue	1,468	1,595	1,841	4,727	5,267
Interest	3	5	5	9	49
Total Revenue	$23,509	$21,663	$20,732	$68,674	$63,202

Points International Ltd.
Management Discussion and Analysis

Revenue for the three months ended September 30, 2010 was $23,509, an increase of $2,777 or 13% over the three months ended September 30, 2009, and an increase of $1,846 or 9% over the second quarter of 2010. The Corporation continues to focus on launching new principal partnerships under the reseller model. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the business development activity now underway.

Principal revenue for the third quarter ended September 30, 2010 was $22,038, an increase of $3,152 or 17% over the prior year quarter. On a year to date basis, principal revenue for the nine months ended September 30, 2010 was $63,938, an increase of $6,052 or 10% over the comparable prior year period. Growth in principal revenues was driven by the restructured relationship with US Airways, the addition of AirFrance-KLM in the third quarter of 2009, and Alitalia, Virgin America, Qatar Airways, and La Quinta in 2010. Aggressive promotional efforts on behalf of principal partners have helped increase organic growth within the existing partner base. These increases were partially offset by the Delta Air Lines repatriation of the Buy, Gift and Transfer products effective October 1, 2009, which accounted for approximately 60% of prior year revenues. Principal revenue increased by $1,975 over the second quarter of 2010 due to a change in the partner sales mix driven by the marketing promotional calendar and new principal relationships launched in the second and third quarter.

Other partner revenue for the three and nine months ended September 30, 2010 decreased by $373 and $540 over the comparable prior year periods, respectively, as the partner base continues to realign with Points under reseller agreements.

Interest revenue has declined relative to 2009 levels due to the decrease in short-term interest rates. At September 30, 2010, the Corporation’s investments were earning interest between 0.01% and 0.35% per annum.

Dependence on Loyalty Program Partners

For the three month period ended September 30, 2010, there were three (2009 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 82% (2009 – 84%) of the Corporation’s revenues.

For the nine month period ended September 30, 2010, there were three (2009 – two) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 82% (2009 – 79%) of the Corporation’s revenues.

The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Ongoing operating costs

	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Employment costs	$2,480	$2,646	$2,538	$7,790	$7,994
Marketing and communications	376	282	328	920	1,057
Technology services	270	224	253	705	695
Operating expenses	919	918	566	2,669	2,003
Total	$4,045	$4,070	$3,685	$12,084	$11,749

Ongoing operating costs in the third quarter of 2010 were $4,045, a decrease of $25 over the second quarter of 2010, and an increase of $360 over the three months ended September 30, 2009. Management’s ability to control ongoing operating costs is a key focus to ensure that increases to gross margin are accretive to EBITDA.

Points International Ltd.
Management Discussion and Analysis

Employment Costs

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and predominantly incurred in Canadian dollars. Employment costs of $2,480 in the third quarter of 2010 decreased $166 from the prior quarter, largely due to lower recruiting costs and contractor fees.

For the quarter ended September 30, 2010, employment costs decreased $58 over the prior year period. On a year to date basis, employment costs for the nine month period ended September 30, 2010 decreased $204 over the nine month period ended September 30, 2009. Employment costs declined over the prior year periods due to the continued investment in the development of the new ePoch technology platform and the redesign of the Consumer Hub at www.points.com, which has led to higher capitalized employment costs over the prior year period. Efficiencies expected to be gained from the new Loyalty Currency Services platform enabled the Corporation to begin restructuring its operating expenses in 2009 with a significant reduction in the use of external contractors during the second half of 2009. Total full-time equivalents for the third quarter of 2010 were 102, a decline from 114 in the prior year quarter. While the Corporation has managed to reduce the use of external contractors and utilize existing staff more efficiently, the decline in employment costs over the prior year periods was minimized by the devaluation of the US dollar by approximately 11% versus the first nine months of 2009. Management does not expect significant headcount adjustments in the remainder of 2010.

Marketing and Communications

Marketing expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements. Marketing costs increased by $94 in the third quarter of 2010 over the prior three month period ended June 30, 2010 due to initial costs incurred related to the launch of the new points.com.

Technology Services

Technology expenses include online hosting and managed services, equipment rental, software licenses and technology lease expenses. Costs of technology services for the three and nine months ended September 30, 2010 were comparable to prior year periods.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the three and nine months ended September 30, 2010 were $919 and $2,669, respectively, an increase of $353 and $666 over the comparable prior year periods. The increase over the prior year periods was driven by a one-time increase in professional fees relating to the annual general meeting and an increase in travel related expenses driven by the Corporation’s new international partnerships.

Points International Ltd.
Management Discussion and Analysis

Amortization, interest and other expenses
	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Amortization	$158	$152	$200	$445	$550
Foreign exchange gain	(77)	(13)	(70)	(112)	(239)
Interest and other charges	2	6	(28)	23	(4)
Future income taxes (recovery) expenses	-	-	(97)	(342)	122
Restructuring charges	-	-	332	-	332
Total amortization, interest and other expenses	$83	$145	$337	$14	$761

Amortization Expense

Amortization expense decreased $42 over the prior three month period ended September 30, 2009, and $105 over the prior nine month period ended September 30, 2009, primarily due to the end of the amortization period with respect to certain purchases made by the Corporation in prior years. Amortization expense is expected to increase in the fourth quarter of 2010 as the Corporation begins to amortize its new ePoch technology platforms. For more information on Project ePoch refer to page 2.

Foreign Exchange Gain

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The

Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash and short-term investments, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporations’ revenues in 2010 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is generally denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters in FX forward contracts extending out to one year to hedge the majority its exposure to the Canadian dollar on anticipated ongoing operating costs. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and is subsequently recognized in income when the hedged exposure affects income. For the three and nine month period ended September 30, 2010, the Corporation reclassified $32 and $89, respectively, net of tax, from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were fully effective at September 30, 2010. Realized gains from the Corporations hedging activities helped partially offset foreign exchange losses in 2010 driven by the appreciation of the Canadian dollar.

Points International Ltd.
Management Discussion and Analysis

For the three and nine month periods ended September 30, 2010, the Corporation recorded a foreign exchange gain of $77 and $112 respectively (2009 – $70 and $239), primarily driven by a weakening of the US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the unhedged portion of ongoing operating costs.

Recovery of Future Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions and non-capital loss carry forwards are fully utilized.

Net income (loss) and earnings (loss) per share

	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Net Income (loss)	$1,081	$92	$(265)	$1,633	$(1,835)
Earnings (loss) per share
Basic	$0.01	$0.00	$(0.00)	$0.01	$(0.01)
Diluted	$0.01	$0.00	$(0.00)	$0.01	$(0.01)

The Corporation reported net income of $1,081, or $0.01 per share for the quarter ended September 30, 2010, compared with net income of $92 for the three month period ended June 30, 2010. The increase was largely due to a significant increase in gross margin and EBITDA in the third quarter of 2010. Net income increased $1,346 over the quarter ended September 30, 2009 due to an increase in gross margins driven by effective promotional efforts and new principal relationships launched in 2010 while maintaining ongoing operating expense levels.

Net income of $1,633 for the nine month period end September 30, 2010 increased $3,468 over the comparable prior year period. This increase resulted from operational cost containments, improved margins in new and restructured partner agreements, and the recognition of tax assets relating to the recovery of tax losses from prior years.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 149,826,797 common shares for the three month period ended September 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
	Sept. 30,	June 30,	December 31,
(In thousands of US dollars)	2010	2010	2009
Total funds available	$28,724	$29,280	$35,534
TOTAL ASSETS	44,383	43,315	47,143
Current liabilities	28,269	28,866	33,911
Shareholders' Equity	15,117	13,739	12,931
LIABILITIES AND SHAREHOLDERS' EQUITY	44,383	43,315	47,143
Working Capital	$4,359	$3,830	$5,373

Points International Ltd.
Management Discussion and Analysis

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2010, the Corporation continues to remain debt-free with $28,724 (December 31, 2009 – $35,534) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) declined from $5,373 as at December 31, 2009 to $4,359 as at September 30, 2010 due to the continued targeted investment in the new ePoch technology platform and the rebrand and redesign of the new Consumer Hub at www.points.com.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Operating activities	$(2)	$(3,076)	$3,873	$601	$4,727
Investing activities	(1,507)	(2,097)	(457)	(5,587)	(844)
Financing activities	3	2	-	5	-
Effects of exchange rates	433	(300)	34	(120)	407
Change in cash and cash equivalents	$(1,073)	$(5,471)	$3,450	$(5,101)	$4,290

Operating Activities

Cash flows used in operating activities in the third quarter of 2010 were primarily due to the timing of payments with certain loyalty program operators.

Investing Activities

Cash used in investing activities of $1,507 and $5,587 for the three and nine month periods September 30, 2010, respectively, were primarily related to the continuing investment in the development of the Corporation’s ePoch technology platform and the Consumer Hub at www.points.com, as well as leasehold improvements. In the first quarter of 2010, the Corporation also purchased short-term investments which held as collateral for the Corporation’s hedging facility and accounted for as restricted cash.

Management expects to incur similar levels of capital expenditures in the fourth quarter of 2010 as it continues to focus on the rebrand and redesign of the Consumer Hub at www.points.com, a core strategy to the Corporation’s future growth plans.

Financing Activities

Cash provided by financing activities in 2010 relates solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Points International Ltd.
Management Discussion and Analysis

Contractual Obligations and Commitments

	Total	2010	(3)	2011	2012	2013	2014+
Operating lease(1)	$4,896	$402		$875	$906	$609	$2,104
Principal revenue(2)	102,527	5,594		33,908	28,086	16,638	18,301
	$107,423	$5,996		$34,783	$28,992	$17,247	$20,405

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities. No amount has been recorded in the consolidated financial statements to date related to such future contractual commitments.
(3)	These represent contractual obligations and guarantees for the remainder of 2010.

OUTSTANDING SHARE DATA

As at October 26, 2010, the Corporation has 149,832,050 common shares outstanding and outstanding options to acquire up to 9,009,522 common shares. The options have exercise prices ranging from $0.34 to $2.49 with a weighted average exercise price of $0.91. The expiration dates of the options range from January 2011 to August 2015. The following table lists the common shares issued and outstanding as at October 26, 2010 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	149,832,050
Convertible Securities: Stock options	9,009,522	CAD$ 8,238,328
Diluted Common Shares Issued & Outstanding	158,841,572	CAD$ 8,238,328
Securities Excluded from Calculation:
Options Available to grant from ESOP (1)	2,109,272

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

Cash from Exercise of Options
The following are options due to expire within 12 months from October 26, 2010.

			Weighted
			Average Strike	Proceeds
Security Type	Month of Expiry	Number	Price (CAD $)	(CAD$ thousands)

Options	January 25, 2011	145,000	$1.00	145
Options	May 10, 2011	410,833	$0.74	304
Options	November 7, 2011	15,000	$0.74	11
Total		570,833		$460

Points International Ltd.
Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts

			Basic earnings	Diluted earnings
Three month period ended	Total Revenue	Net income (loss)	(loss) per share	(loss) per share
September 30, 2010	$23,509	$1,081	$0.01	$0.01
June 30, 2010	$21,663	$92	$0.00	$0.00
March 31, 2010	$23,502	$460	$0.00	$0.00
December 31, 2009	$16,577	$1,898	$0.01	$0.01
September 30, 2009	$20,732	$(264)	$(0.00)	$(0.00)
June 30, 2009	$21,324	$(471)	$(0.00)	$(0.00)
March 31, 2009	$21,146	$(1,099)	$(0.01)	$(0.01)
December 31, 2008	$21,702	$(3,027)	$(0.02)	$(0.02)
September 30, 2008	$20,384	$(1,373)	$(0.01)	$(0.01)
June 30, 2008	$17,300	$43	$0.00	$0.00

CRITICAL ACCOUNTING ESTIMATES

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Because the valuation of goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected by our current estimates of future performance and fair value change.

Income Taxes

The Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimate is used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Stock-based Compensation

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account the voluntary termination behavior as well as trends in actual option forfeitures.

Points International Ltd.
Management Discussion and Analysis

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

FUTURE ACCOUNTING POLICY CHANGES

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“ASCB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“lASB”). For its 2011 interim and annual financial statements, the Corporation will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Corporation has established an implementation team which is overseen by the audit committee.

In order to prepare for the transition to IFRS, the Corporation has developed a formal IFRS transition plan which consists of three related Phases: (i) Planning and Governance; (ii) Review and Detailed Assessment; and (iii) Implementation and Post-Implementation Review.

Planning and Governance – This Phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS; a preliminary evaluation of IFRS 1 First-Time Adoption of International Financial Reporting

Standards (“IFRS 1”) exemptions for first-time IFRS adopters (“IFRS 1 exemptions”); and a high-level assessment of potential consequences for financial reporting, business processes, internal controls and information systems. An internal team was established including the hiring of a project manager and the engagement of an external advisor.

Review and Detailed Assessment – This Phase involves prioritizing the accounting treatment issues identified in the Planning and Governance Phase; finalizing the Corporation’s preliminary decisions with respect to the IFRS 1 exemptions; reviewing and approving preliminary accounting policy choices; preparation of accounting position papers; quantification of preliminary transition adjustments, performing a detailed impact assessment and designing changes to systems and business processes; and drafting of the IFRS financial statement content.

Decisions with respect to IFRS 1 exemptions and accounting policy choices have been made based on the IFRS standards that will be effective at the date of transition. Consequently, decisions made in this Phase will be preliminary until all of the IFRS standards applicable at the conversion date are known.

Implementation and Post-Implementation Review – This Phase involves embedding changes to systems, business processes and internal controls; determining the opening IFRS transition balance sheet and tax impacts; conducting parallel accounting under Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. This Phase also involves conversion assessment, evaluating improvements for a sustainable operational lFRS model, and testing the internal controls environment.

The Corporation has completed the Planning and Governance Phase and is continuing to work through the Review and Detailed Assessment Phase.

Points International Ltd.
Management Discussion and Analysis

Set out below are significant differences between Canadian GAAP and IFRS that the Corporation has currently identified. This is not a comprehensive list of changes that will result from the transition to IFRS but rather highlights areas of accounting differences the Corporation has currently identified as having a high potential impact. Further changes may be identified as the Corporation finalizes completion of the Review and Detailed Assessment Phase and as the IASB continues to issue new accounting standards during the conversion period.

IFRS 1 - First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

Upon adoption of IFRS on January 1, 2010, the Corporation is required to apply IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions from this general requirement. The following are the significant optional exemptions available under IFRS 1 that the Corporation expects to apply in preparing its first financial statements under IFRS. As the Corporation has not yet completed the Review and Detailed Assessment phase, further elections may be taken by the Corporation as deemed appropriate.

IFRS 2 Share-based Payments	The Corporation has elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3 Business Combinations	The Corporation has elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21 The Effects of Changes in Foreign Exchange Rates	The Corporation has elected under IFRS 1, to not apply IAS 21 retrospectively and reset all cumulative translation gains and losses to zero in opening retained earnings on the date of transition. This will result in approximately $2,566 of cumulative translation losses to be transferred to the accumulated deficit balance as at January 1, 2010.

IAS 7 Statement of Cash Flows (“IAS 7”)

Consistent with Canadian GAAP, IAS 7 requires the classification of cash flows into operating, investing, and financing activities. Under IAS 7 there is more discretion awarded to management in determining the appropriate grouping for certain cash flows. The Corporation has elected to reclassify interest paid from cash flows used by operating activities to cash flows from financing activities.

The Corporation will continue to use the indirect method instead of the direct method for presenting operating cash flows which is consistent with the Corporation’s current accounting policy.

Impact of IFRS on the Balance Sheet

The following paragraphs quantify and describe the expected impact of significant differences between our balance sheet under Canadian GAAP and our balance sheet under IFRS for our January 1, 2010 opening balance sheet.

IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in installments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

Points International Ltd.
Management Discussion and Analysis

The Corporation has determined that the effect of implementing IFRS 2 on transition will increase the employee stock option expense recognized through opening retained earnings. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. We do not expect the difference in methodologies to result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill will be allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

The Corporation expects the opening balance of goodwill at January 1, 2010 to decrease by approximately $1,625 under IFRS compared to the balance as prepared in accordance with Canadian GAAP.

Other Impacts

The impact of the transition to IFRS on the Corporation’s operations, disclosure controls and internal controls over financial reporting will be assessed once the impacts of the standards as a whole have been identified.

The IASB also has significant ongoing projects, which management is monitoring, that could affect the ultimate differences between Canadian GAAP and IFRS and the impact those differences have on the Corporation’s results of operations, financial position and disclosures.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Business Combinations

In January 2009, the CICA issued a new Handbook Section 1582, “Business Combinations.” Section 1582 is converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this

Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.”

Points International Ltd.
Management Discussion and Analysis

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non-controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582,

“Business Combinations” and Section 1602, “Non-controlling Interests.”

Non-controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Non-controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

Revenue Arrangements with Multiple Deliverables

In December 2009, the Accounting Standards Board issued new EIC-175, to replace the existing EIC-142 “Revenue Arrangements with Multiple Deliverables”. These amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method.

EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.